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SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2430 Mall Drive Suite 200
(No. and Street)

Charleston	SC	29406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres — 843-851-5481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

4140 ParkLake Avenue, Suite 130	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public TERESA HINSON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

As of and for the Fifteen months Ending December 31, 2012

(With Report of Independent Certified Public Accountants)

Table of contents

GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

We have audited the accompanying financial statements of **First Southeast Investor Services, Inc.** (a South Carolina corporation and wholly owned subsidiary of First Financial Holdings, Inc.), which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, changes in stockholder's equity and cash flows for the fifteen month period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the fifteen month period then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Charlotte, North Carolina
February 27, 2013

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Balance Sheet

December 31, 2012

Assets		2012
Cash and cash equivalents	$	477,551
Certificates of deposit		501,603
Commissions receivable		136,013
Other assets		7,411
Total assets	$	1,122,578
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable to clearing broker	$	841
Amounts due to parent company		10,158
Commissions payable		78,071
Accrued expenses and other liabilities		62,405
Total liabilities		151,475
Stockholder's equity:		
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000
Additional paid-in capital		109,731
Retained earnings		501,372
Total stockholder's equity		971,103
Total liabilities and stockholder's equity	$	1,122,578

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Income

Fifteen month period ended December 31, 2012

		2012
Revenues:		
Commissions	$	3,536,201
Interest		5,218
Total revenues		3,541,419
Expenses:		
Salaries and benefits		2,742,703
Fees to clearing brokers		155,332
Occupancy and equipment		142,069
Management fee to related parties		105,525
Supplies		63,621
Other operating expense		57,334
Professional licenses		54,285
Travel		37,488
Insurance		25,964
Revenue sharing expense		20,820
Telephone		12,334
Total expenses		3,417,475
Income before taxes		123,944
Income tax expense		55,676
Net Income	$	68,268

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Stockholder's Equity

Fifteen month period ended December 31, 2012

	Number of shares		Common stock		Additional Paid-in Capital		Retained earnings		Total stockholder's equity
Balance, September 30, 2011	36,000	$	360,000	$	103,746	$	433,104	$	896,850
Net income	-		-		-		68,268		68,268
Stock-based compensation expense	-		-		5,985		-		5,985
Balance, December 31, 2012	36,000	$	360,000	$	109,731	$	501,372	$	971,103

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)
Statement of Cash Flows
Fifteen month period ended December 31, 2012

		2012
Cash flows from operating activities:		
Net income	$	68,268
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in certificates of deposit		3,330
Decrease in commissions receivable		8,686
Decrease in other assets		16,233
Decrease in accounts payable to clearing brokers		(4,941)
Decrease in amounts due to parent company		(225,475)
Increase in commissions payable		33,858
Increase in accrued expenses and other liabilities		50,161
Net cash used in operating activities		(49,880)
Cash flows from investing activities:		
Purchase of certificates of deposit		(500,000)
Maturities of certificates of deposit		507,934
Repayments on mortgage-backed securities		376
Net cash provided by investing activities		8,310
Net decrease in cash and cash equivalents		(41,570)
Cash and cash equivalents at beginning of year		519,121
Cash and cash equivalents at end of year	$	477,551

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

December 31, 2012

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a bank holding company headquartered in Charleston, South Carolina which owns and operates First Federal Bank (First Federal).

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3 1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades are cleared through the clearing broker, not through FSIS. On December 20, 2011, First Financial amended Article VIII of their bylaws to change First Financial's fiscal year end from September 30th to December 31st of each year. FSIS notified FINRA and received approval on January 11, 2012 to change the fiscal year end to correspond with the Parent.

Management has evaluated subsequent events for disclosure or recognition through February 27, 2013, the date the financial statements were available to be issued.

On February 20, 2013, First Financial announced the signing of a definitive merger agreement with South Carolina Bank & Trust ("SCBT") under which SCBT and First Financial will merge into one company. Such announcement and merger is not expected to adversely affect the operations of FSIS or pose a going concern.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

December 31, 2012

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies. The Company classifies instruments with original maturity dates of 90 days or less to be cash equivalents.

(b) Income Taxes

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses ASC 740, Accounting for Income Taxes, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) Commission Revenue

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(d) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

December 31, 2012

(3) Income Taxes

The components of income tax expense are as follows for the year ended December 31:

		2012
Current:		
Federal	$	53,077
State		7,982
		61,059
Deferred:		
Federal		(4,679)
State		(704)
		(5,383)
	$	55,676

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2012
Expected federal income tax benefit	$	43,384
State taxes, net of benefit		4,731
Nondeductible expenses		7,561
Total	$	55,676

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset is $5,369 at December 31, 2012. A portion of the change in net deferred tax asset relates to unrealized gain on securities. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of $5,383. There was no valuation allowance for deferred tax assets as of December 31, 2012. It is management's belief that full realization of the deferred tax asset is more likely than not.

	2012		
	Federal	State	Total
Deferred income tax assets (liabilities):			
Prepaid expenses	$ (1,709)	$ (257)	$ (1,966)
Accrued expenses	3,824	575	4,399
Directors stock options	2,552	384	2,936
Total deferred income tax asset	$ 4,668	$ 702	$ 5,369

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

December 31, 2012

(4) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the 15 months ended December 31, 2012 were $215,535.

At December 31, 2012, FSIS cash of $344,542 was held in a non-interest bearing demand deposit account at First Federal.

(5) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full time and certain part time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals. During the 15 months ended December 31, 2012 there was no matching contribution.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive an annual profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his or her base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. During the 15 month period ended December 31, 2012 there was no matching contribution.

(6) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At December 31, 2012, FSIS had net capital for regulatory purposes of $839,960. This was $589,960 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2012 which is less than the maximum of 8 to 1.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

December 31, 2012

Schedule 1 – Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

		2012
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	151,475
Net Capital:		
Total stockholder's equity		971,103
Less nonallowable assets:		
Investment in and receivable from affiliates		106,253
CD interest penalty		750
Commissions receivable from fixed annuities		15,125
Accounts receivable		3,833
Prepaid expenses		5,182
Unsecured debit balance		0
Net capital		839,960
Capital requirement		250,000
Net capital excess	$	589,960
Ratio aggregate indebtedness to net capital		0.18

The 2012 computations do not differ from the Company's computation, as shown in its FOCUS Report Form X 17A 5, Part II A (as amended) dated December 31, 2012.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

December 31, 2012

Schedule 2 – Exemption from Rule 15c3-3 of the Securities Exchange Act of 1934

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are restrictively endorsed and remitted electronically via remote deposit capture to Pershing, LLC for deposit to their bank account. Securities received are forwarded overnight to LPL Financial Institution Services (the servicing firm).

FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at December 31, 2012.

The above computation does not differ from FSIS's computation, as shown in its FOCUS Report Form X 17A 5, Part II A (as amended), dated December 31, 2012.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of **First Southeast Investors, Inc.** as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

* * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 27, 2013

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100
T 704.632.3500
F 704.334.7701
www.GrantThornton.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended December 31, 2012, which were agreed to by **First Southeast Investor Services, Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Southeast Investor Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the fiscal year ended through December 31, 2012, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7, for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

* * *

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 27, 2013